

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2013

Via E-mail
Mark Harding
President and Chief Financial Officer
Pure Cycle Corporation
1490 Lafayette Street, Suite 203
Denver, CO 80218

>   **Re: Pure Cycle Corporation**
>   **Registration Statement on Form S-3**
>   **Filed June 7, 2013**
>   **File No. 333-189166**

Dear Mr. Harding:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 3

1. We note your disclosure that there may be risks that you are not aware of or risks that you do not believe are material that may impact your business. Please eliminate the language indicating that your risk factors are not all-inclusive and that additional risks that you currently deem immaterial may also significantly impair your business, financial condition, results of operations and cash flow. All material risks should be described. If risks are not deemed material, registrants should not reference them.

2. Given the fluctuations in price that your shares have experienced in the last 52 weeks, in your next periodic report filed with the Commission, please include a risk factor discussing the price volatility of your common stock, or advise us why you believe this does not constitute a material risk.

<u>Selling Shareholder, page 3</u>

3. If the selling shareholder is a broker-dealer or an affiliate of a broker-dealer, please disclose that information. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling shareholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

4. With respect to the shares to be offered for resale by the selling shareholder, please disclose the natural person or persons or public company who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered. For guidance, please consider Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located on our website at www.sec.gov. In this regard, we note your indication that Mr. Epker has the "authority to trade" the securities, however, you also indicate that he disclaims beneficial ownership of such shares; please revise to clarify.

<u>Description of Warrants, page 7</u>

5. We note here and in your description of the rights to be offered the reference to "other securities." Please clarify your disclosure to indicate that by "other securities" you are referring to other securities registered in this offering. We note a similar reference in in Counsel's legal opinion. If you are referring to other securities not registered in this offering, please provide a detailed discussion of those securities. We may have additional comments after reviewing your response.

<u>Exhibit Index, page II-5</u>

6. We note that you will file a Form of Designation of Preferred Stock, Form of Warrant Certificate, Form of Rights Certificate but no form of "units." Please also include an exhibit providing for the form of units.

<u>Exhibit 5.1</u>

7. Please confirm that you will file an unqualified opinion each time a takedown occurs. Please note that you may file the unqualified opinion under Rule 462(d) or under cover of Form 8-K. In this regard, we note that the opinion is limited to the laws of the state of Colorado. We also note that you have not yet filed as exhibits the documents describing all the securities to be offered including the governing law(s) of those securities. Therefore, please also confirm that the unqualified opinion you provide will include the

state law controlling such securities and, if different from Colorado, will provide an opinion pursuant to such jurisdiction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director